SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04 JAN -5 AM 7:21

04012200

SUPPL

5 December 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 4 December 2003, Re: Twenty-Fifth Annual General Meeting; and

b) General Announcement dated 4 December 2003, Re: Disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as Angkasa Marketing Berhad)

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlj 1/20

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
TWENTY-FIFTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Twenty-Fifth Annual General Meeting of the Company held on 4 December 2003, the shareholders have approved the following:

i) the re-appointment of Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

ii) all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

1) Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

2) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary
04 DEC 2003

the Company dated 12 November 2003 subject to the following:

i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

   a) the type of Recurrent Transactions made; and

   b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

....
Secretary

04 DEC 2003

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 04-12-2003 05:02:36 PM
Reference No SC-031204-1AB33

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("ATE Disposal").

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad ("SCB") refers to the announcements made on 5 August 2002, 29 November 2002 and 28 February 2003 by SCB and/or its adviser and wishes to announce that following the non-transfer of the remaining outstanding property ownership rights for certain buildings to Hefei Jianghuai Automotive Co Ltd (then an associated company of ATE) as the same had been demolished, the balance 272,084 Consideration Shares and 272,084 Consideration Warrants that were held by the Escrow Agent will not be released to AMBV and that the same (including any sale proceeds thereto) would be retained by LAP.

The definition(s) used in this announcement shall have the same meaning as that in the previous announcements.

Shareholders of SCB and potential investors are requested to refer to the series of other announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 11 September 2002, 10 October 2002, 25 October 2002, 31 October 2002, 3 April 2003, 19 May 2003, 3 July 2003 and 5 September 2003 by SCB and/or its adviser for further details in respect of the ATE Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

04 DEC 2003